LINKTONE REPORTS UNAUDITED FOURTH QUARTER
AND 2009 FINANCIAL RESULTS

BEIJING, China, March 19, 2010 — Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment services to consumers in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2009.

UNAUDITED RESULTS FOR THE FOURTH QUARTER

•	Wireless value-added services (“WVAS”) and other revenues of $15.4 million, compared with $13.8 million in the third quarter of 2009 and $19.4 million in the fourth quarter of 2008.

•	GAAP net loss of $1.9 million, compared with net income of $0.7 million in the third quarter of 2009 and net income of $0.6 million in the fourth quarter of 2008. Net loss for the fourth quarter of 2009 reflects the impact of an impairment provision of $2.5 million related to goodwill for the casual games business.

•	GAAP net loss from continuing operations of $1.9 million, compared with net income from continuing operations of $0.6 million in the third quarter of 2009 and net income from continuing operations of $1.1 million in the fourth quarter of 2008.

•	GAAP net loss per fully diluted American Depositary Share (“ADS”) of $0.04, compared with net income of $0.02 per fully diluted ADS for the third quarter of 2009 and net income of $0.01 per fully diluted ADS for the fourth quarter of 2008.

•	Non-GAAP net income* of $0.6 million, compared with non-GAAP net income of $0.4 million in the third quarter of 2009 and non-GAAP net income of $2.3 million in the fourth quarter of 2008.

•	Non-GAAP net income per fully diluted ADS of $0.02, compared with non-GAAP net income per fully diluted ADS of $0.01 in the third quarter of 2009 and non-GAAP net income per fully diluted ADS of $0.05 in the fourth quarter of 2008.

*Non-GAAP measures exclude share-based compensation expense and impairment charges. Please refer to the table at the end of this release titled “Non-GAAP Reconciliation” which provides a reconciliation between GAAP and non-GAAP financial measures.

UNAUDITED RESULTS FOR FISCAL YEAR 2009

•	WVAS and other revenues of $62.2 million, compared with $67.0 million in 2008.

•	GAAP net income of $0.1 million compared with a net loss of $16.5 million in 2008.

•	GAAP net income per fully diluted ADS of $0.00 compared with GAAP net loss per fully diluted ADS of $0.44 in 2008.

•	Non-GAAP net income per fully diluted ADS of $0.06 compared with non-GAAP net loss per fully diluted ADS of $0.21 in 2008.

Chief Executive Officer Hary Tanoesoedibjo said, “Although Linktone has not been immune to the challenges faced by our industry, we were pleased to deliver full year financial results that were above our expectations. During 2009, we made considerable progress in enhancing our content offerings, broadening distribution channels, and expanding our geographic footprint in Southeast Asia. In early January 2010, we announced our acquisition of Chinese game developer, Letang, which is a strategic decision that will not only strengthen our content portfolio by providing more comprehensive products and service offerings, but will also allow us to accelerate our momentum in the fast-growing mobile and online games market.”

Mr Tanoesoedibjo continued, “Linktone returned to profitability for 2009 after two consecutive years of losses. Going forward into 2010, we will continue to position ourselves for long-term sustainable profitability. We believe our emphasis on delivering growth initiatives while remaining disciplined in our overseas expansion strategy will help us build shareholder value.”

FOURTH QUARTER REVENUE MIX

Linktone’s fourth quarter revenue mix includes WVAS data-related services (SMS, MMS, WAP, and Java), WVAS audio-related services (IVR and CRBT) and others (casual game and enterprise services).

Data-related services revenue was $9.5 million, representing 62% of gross revenues, compared with $7.8 million or 57% of gross revenues for the third quarter of 2009. The sequential increase in Linktone’s data-related services revenue was primarily attributable to an improved operating environment and a stabilized team following the previously reported management and staff changes in June and the third quarter of 2009.

Data-related services breakdowns are as follows:

•	Short Messaging Services (“SMS”) revenue represented 58% of gross revenues, compared with 54% for the third quarter of 2009. SMS revenue was $8.9 million for the fourth quarter of 2009, compared with $7.4 million for the third quarter of 2009.

•	Multimedia Messaging Services (“MMS”) revenue represented 1% of gross revenues, which was unchanged compared with the third quarter of 2009. MMS revenue was $0.2 million for the fourth quarter of 2009, compared with $0.1 million for the third quarter of 2009.

•	Wireless Application Protocol (“WAP”) and Java Gaming (“Java”) revenue represented 3% of gross revenues compared with 2% for the third quarter of 2009. WAP and Java revenue was $0.4 million for the fourth quarter of 2009, compared with $0.3 million for the third quarter of 2009.

Audio-related services accounted for 37% of gross revenues, or $5.7 million, compared with 36% of gross revenues, or $4.9 million, for the third quarter of 2009. The sequential increase in Linktone’s audio-related services revenue was primarily attributable to an improved operating environment and a stabilized team following the previously reported management and staff changes in June and the third quarter of 2009.

Audio-related service breakdowns are as follows:

•	Interactive Voice Response Services (“IVR”) revenue increased to 27% of gross revenues, compared with 24% for the third quarter of 2009. IVR revenue was $4.2 million for the fourth quarter of 2009, compared with $3.3 million for the third quarter of 2009.

•	Color Ring-Back Tones (“CRBT”) revenue decreased to 10% of gross revenues, compared with 12% for the third quarter of 2009. CRBT revenue was $1.5 million for the fourth quarter of 2009, compared with $1.6 million for the third quarter of 2009.

Other services were insignificant in the fourth quarter of 2009.

MARGINS, EXPENSES AND BALANCE SHEET

Linktone’s key operating benchmarks and balance sheet items for the fourth quarter of 2009 include the following:

•	Gross profit margin decreased to 36% of net revenues, or gross revenues minus business tax, compared with 39% for the third quarter of 2009 and 47% for the fourth quarter of 2008. The sequential decrease was primarily due to a higher revenue share to business partners for certain popular content.

•	Operating loss was 15% of net revenues, compared with operating loss of 1% for the third quarter of 2009 and operating profit of 7% for the fourth quarter of 2008. The operating loss in the fourth quarter of 2009 was primarily due to an impairment provision of $2.5 million against goodwill for the Company’s casual games business.

•	Operating expenses increased to $7.4 million, compared with $5.2 million for the third quarter of 2009 and $7.4 million for the fourth quarter of 2008 due to the above mentioned impairment provision.

•	Selling and marketing expenses were $1.9 million, compared with $3.1 million for the third quarter of 2009 and $3.9 million for the fourth quarter of 2008. The sequential decrease was primarily due to decreased spending on media advertising which was generating unsatisfactory returns.

•	Product development expenses were $0.8 million, compared with $0.9 million for the third quarter of 2009 and $0.9 million for the fourth quarter of 2008.

•	Other general and administrative expenses were $2.2 million, compared with $1.6 million for the third quarter of 2009 and $2.6 million for the fourth quarter of 2008. The sequential increase was primarily due to higher professional fees and bad debt provision.

•	Impairment provision was $2.5 million in the fourth quarter of 2009, compared with a reversal of provision for impairment of $0.4 million in the third quarter of 2009. The impairment provision in the fourth quarter related to the goodwill for the casual games business, while the reversal of provision for impairment in the third quarter represented cash collected from a loan receivable against which a full provision of the total loan balance was made in 2007. The impairment was caused by a downward revision in expected future cash flow for the casual game business in light of lower than expected revenue earned in the second half of 2009, affected by increased market competition.

•	Loans receivable from related parties includes the Company’s loan of Singapore Dollars 11.5 million (approximately $8 million) to GLD Investments Pte Ltd (“GLD”), a limited liability company incorporated in Singapore, which is 10% owned by the Company’s Chief Executive Officer. The loan has been due for repayment since October 2009. Linktone’s management is in the process of negotiating with the shareholders of GLD to have the loan converted to an equity interest in GLD. After the conversion, which is expected to be finalized in the second quarter of 2010, Linktone will become the majority shareholder of GLD.

•	Cash and cash equivalents, as well as short-term investments available for sale, totaled $99.2 million as of December 31, 2009, compared with $97.2 million as of September 30, 2009. The increase in cash and cash equivalents was primarily due to positive cash flow generated from operations.

•	Days Sales Outstanding for Continuing Operations (“DSO”), the average length of time required for Linktone to receive payment for services delivered, was 103 days as of December 31, 2009, compared with 112 days as of September 30, 2009.

FISCAL YEAR 2009

The Company’s gross revenues for 2009 decreased by 7% to $62.2 million, compared with $67.0 million reported in 2008. Gross profit margin for 2009 declined to 35% of net revenue compared with 48% in 2008. The decrease was mainly caused by the significant drop in revenue and profitability in the third quarter of 2009 following stricter policies by the Chinese telecommunication network operators related to imbedding services into mobile phones and the lower level of revenue generated from Linktone’s promotional activities conducted via media channels.

Full year GAAP net income was $0.1 million, or $0.00 per fully diluted ADS, compared with net loss of $16.5 million, or $0.44 per fully diluted ADS, for 2008. Net loss in 2008 was mainly associated with the discontinued advertising business.

Excluding the effect of non-cash stock-based compensation and provisions for impairment, non-GAAP net income for 2009 was $2.4 million, or $0.06 per fully diluted ADS, compared with non-GAAP net loss of $7.7 million, or $0.21 per fully diluted ADS, for 2008.

FIRST QUARTER 2010 OUTLOOK

For the first quarter ending March 31, 2010, Linktone anticipates gross revenues to be in the range of $14 million to $15 million.

USE OF NON-GAAP FINANCIAL MEASURES

The reconciliation of GAAP measures with non-GAAP measures for net income or loss and net income or loss per fully diluted ADS included in this press release is set forth after the attached financial statements. Linktone believes that the supplemental presentation of adjusted net income or loss and net income or loss per fully diluted ADS, excluding the effect of share-based compensation expense and provisions for impairment and their reversals, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of Linktone’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results located after the financial statements.

DISCONTINUED OPERATIONS

As previously reported, Linktone terminated its partnership agreement with the Chinese Youth League Internet, Film and Television Centre with regard to Qinghai Satellite Television and its partnership agreement with Tianjin Satellite Television in 2008. In the attached financial statements, the results of these advertising arrangements are reported separately as discontinued operations for both current and prior periods for the purpose of focusing on continuing operations and providing a consistent basis for comparing financial performance over time.

TODAY’S CONFERENCE CALL

As previously announced, Linktone’s management plans to host a conference call to discuss its fourth quarter and fiscal year 2009 financial results at 9:00 p.m. Eastern Time on March 18, 2010 (6:00 p.m. Pacific Time on March 18, 2010 and 9:00 a.m. Beijing/Hong Kong Time on March 19, 2010).  The dial-in number for the call is 877-941-2069 for U.S. callers and 480-629-9713 for international callers. The management team will be on the call to discuss the results and highlights and to answer questions from participants. A replay of the call will be available through April 1, 2010. To access the replay, U.S. callers should dial 800-406-7325 and enter passcode 4263860#; international callers should dial 303-590-3030 and enter the same passcode.

Additionally, a live webcast of this call will be available on the Linktone web site at http://www.linktone.com/webcasts.jsp. An archived replay of the call will be available for 90 days.

ABOUT LINKTONE LTD.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of China; changes in the policies of the People’s Republic of China (“PRC”) Ministry of Industry and Information and/or the telecom operators in China or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company or Letang may charge customers and current and future restrictions on the ability of Linktone to enter into profit sharing arrangements with mobile phone manufacturers to embed its services; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China or any new markets it enters, for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the telecom operators; the risk that Linktone will not be able to realize meaningful returns from strategic partnerships or may be required to record additional provisions for impairments in the value of the Company’s investments in such partnerships; uncertainty regarding whether the acquisition of a controlling interest in Letang will yield the benefits anticipated by Linktone, including expanding Linktone’s presence in the mobile and PC online game market in China and elsewhere; the risk of a slow-down in the growth of the mobile and PC online game market; the risk that Linktone and Letang will not be able to develop and effectively market innovative games and other services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Serena Shi
Linktone Ltd.
Tel: 86-10-6539-6802
Email: Serena.shi@linktone.com

The Piacente Group, Inc.
Brandi Piacente, brandi@thepiacentegroup.com
Kristen McNally, kristen@thepiacentegroup.com
Tel: 212-481-2050

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
¡¡	December 31,	December 31,
	2008	2009
¡¡	(audited)	(unaudited)

Assets	¡¡	¡¡

Current assets:	¡¡	¡¡

Cash and cash equivalents	81,593,823	79,477,153

Short-term investments	14,372,646	19,702,747

Accounts receivable, net	15,245,030	12,538,597

Tax refund receivable	1,240,718	1,953,740

Loans receivable from related parties	7,984,450	10,087,400

Deposits and other current assets	5,106,901	2,382,402

Deferred tax assets	1,479,554	1,055,378

Total current assets	127,023,122	127,197,417

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Property and equipment, net	1,031,543	530,769

Intangible assets, net	171,238	106,039

Goodwill	14,584,212	12,084,212

Deferred tax assets	116,235	162,787

Other long-term assets	476,368	364,276

¡¡	¡¡	¡¡

Total assets	143,402,718	140,445,500

¡¡	¡¡	¡¡

Liabilities and shareholders’ equity	¡¡	¡¡

Current liabilities:	¡¡	¡¡

Taxes payable	4,097,447	3,013,374

Accounts payable, accrued liabilities and other payables	10,796,440	7,915,352

Deferred revenue	210,833	351,049

Deferred tax liabilities	87,947	274,704

Total current liabilities	15,192,667	11,554,479

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Total liabilities	15,192,667	11,554,479

¡¡	¡¡

Shareholders’ equity	¡¡	¡¡

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 420,636,230 shares and 420,756,430 issued and outstanding as of December 31,2008 and December 31, 2009)	42,063	42,075

Additional paid-in capital	137,560,175	137,838,890

Statutory reserves	2,466,165	2,466,165

Accumulated other comprehensive income:	¡¡	¡¡

Unrealized gain on investment in marketable securities	—	437,250

Cumulative translation adjustments	7,363,186	7,217,287

Accumulated losses	(19,221,538)	(19,110,646)

Total shareholders’ equity	128,210,051	128,891,021

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Total liabilities and shareholders’ equity	143,402,718	140,445,500

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)
¡¡
¡¡	Three months ended			Twelve months ended
¡¡	December 31,	September 30,	December 31,	December 31,	December 31,
	2008	2009	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)
Gross revenues	19,401,719	13,828,853	15,357,956	67,025,802	62,216,694

Sales tax	(768,974)	(492,831)	(622,254)	(2,520,119)	(2,303,289)

Net revenues	18,632,745	13,336,022	14,735,702	64,505,683	59,913,405

Cost of services	(9,926,816)	(8,185,538)	(9,489,999)	(33,837,630)	(38,941,272)

Gross profit	8,705,929	5,150,484	5,245,703	30,668,053	20,972,133

Operating expenses:	¡¡	¡¡	¡¡	¡¡	¡¡

Product development	(910,207)	(931,718)	(785,728)	(3,177,071)	(3,316,507)

Selling and marketing	(3,875,868)	(3,150,756)	(1,947,499)	(13,130,513)	(9,318,469)

Other general and administrative	(2,573,934)	(1,553,203)	(2,204,354)	(9,901,474)	(8,220,999)

Reversal of provision for impairment/(Provision for impairment)	—	395,257	(2,463,384)	—	(2,068,127)

Total operating expenses	(7,360,009)	(5,240,420)	(7,400,965)	(26,209,058)	(22,924,102)

Income/(Loss) from operations	1,345,920	(89,936)	(2,155,262)	4,458,995	(1,951,969)

Interest income (including interest income of $132,687 and $64,249 from related party loans for the three months ended September 30, 2009 and December 31, 2009 respectively)	737,037	691,334	446,117	1,728,654	1,614,575

Other income / (loss)	(38,757)	19,253	78,067	384,553	431,005

Other-than-temporary impairment loss on investments	(1,476,937)	—	—	(1,476,937)	—

Income/(loss) before tax	567,263	620,651	(1,631,078)	5,095,265	93,611

Income tax benefit/(expense)	514,236	(26,797)	(250,256)	(786,057)	(579,270)

Net income/(loss) from continuing operations	1,081,499	593,854	(1,881,334)	4,309,208	(485,659)

Net income/(loss) from discontinued operations	(465,607)	140,467	3,559	(20,807,008)	596,551

Net income/(loss)	615,892	734,321	(1,877,775)	(16,497,800)	110,892

Other comprehensive income/(loss):	162,310	(79,248)	441,950	2,646,071	291,351

Comprehensive income/(loss)	778,202	655,073	(1,435,825)	(13,851,729)	402,243

¡¡

Basic income/(loss) per ordinary share:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	0.00	0.00	(0.00)	0.01	(0.00)

Discontinued operations	(0.00)	0.00	0.00	(0.05)	0.00

Total net income/(loss)	0.00	0.00	(0.00)	(0.04)	0.00

Diluted income/(loss) per ordinary share:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	0.00	0.00	(0.00)	0.01	(0.00)

Discontinued operations	(0.00)	0.00	0.00	(0.05)	0.00

Total net income/(loss)	0.00	0.00	(0.00)	(0.04)	0.00

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡

Basic income/(loss) per ADS:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	0.02	0.02	(0.04)	0.12	(0.01)

Discontinued operations	(0.01)	0.00	0.00	(0.56)	0.01

Total net income/(loss)	0.01	0.02	(0.04)	(0.44)	0.00

Diluted income/(loss) per ADS:	¡¡	¡¡	¡¡	¡¡	¡¡

Continuing operations	0.02	0.02	(0.04)	0.12	(0.01)

Discontinued operations	(0.01)	0.00	0.00	(0.56)	0.01

Total net income/(loss)	0.01	0.02	(0.04)	(0.44)	0.00

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡

Weighted average ordinary shares:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	420,636,230	420,680,652	420,756,430	374,285,807	420,677,724

Diluted	420,712,455	421,543,449	420,756,430	374,847,328	420,677,724

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Weighted average ADSs:	¡¡	¡¡	¡¡	¡¡	¡¡

Basic	42,063,623	42,068,065	42,075,643	37,428,581	42,067,772

Diluted	42,071,246	42,154,345	42,075,643	37,484,733	42,067,772

¡¡
—
LINKTONE LTD.

NON-GAAP RECONCILIATION

(In U.S. dollars, except share data)

¡¡	¡¡
—	—
¡¡	Three months ended			Twelve months ended
—
¡¡	December 31,	September 30,	December 31,	December 31,	December 31,

	2008	2009	2009	2008	2009

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

¡¡	¡¡	¡¡	¡¡	¡¡	¡¡

Net income/(loss)	615,892	734,321	(1,877,775)	(16,497,800)	110,892

Stock based compensation expense	175,500	51,673	62,300	728,135	266,887

Provision /(Reversal of provision) for impairment	—	(395,257)	2,463,384	6,588,195	2,068,127

Other-than-temporary impairment loss on investments	1,476,937	—	—	1,476,937	—

Non-GAAP net income/(loss)	2,268,329	390,737	647,909	(7,704,533)	2,445,906

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Non-GAAP diluted income/(loss) per share	0.01	0.00	0.00	(0.02)	0.01

Non-GAAP diluted income/(loss) per ADS	0.05	0.01	0.02	(0.21)	0.06

Number of shares used in diluted per-share calculation	420,712,455	421,543,449	420,756,430	374,847,328	420,677,724

Number of ADSs used in diluted per-share calculation	42,071,246	42,154,345	42,075,643	37,484,733	42,067,772